UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 15)*
Loral Space & Communications Inc.
(Name of Issuer)
Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)
543881106

(CUSIP Number)
Doron Lipshitz, Esq.
O’Melveny & Myers LLP
7 Times Square
New York, New York 10036
(212) 326-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 23, 2008

(Date of Event which Requires Filing
of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Continued on following pages

Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS: MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Anguilla, British West Indies

	7	SOLE VOTING POWER:

NUMBER OF		1,105,642

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,105,642

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,105,642

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS: MHR ADVISORS LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,253,505

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,253,505

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,253,505

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL PARTNERS LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,120,249

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,120,249

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,120,249

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL ADVISORS LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,630,350

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,630,350

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,630,350

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL PARTNERS IIA LP

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,414,383

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,414,383

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,414,383

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS: MHR INSTITUTIONAL ADVISORS II LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		3,372,719

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,372,719

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,372,719

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	16.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS: MHR FUND MANAGEMENT LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		7,979,018

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,979,018

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,979,018

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	39.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

Page 9 of 19 Pages

1	NAMES OF REPORTING PERSONS: MARK H. RACHESKY, M.D.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		7,994,018

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,994,018

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,994,018

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	39.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN; HC

Page 10 of 19 Pages
     This Statement on Schedule 13D (this “Statement”) further amends and supplements, as Amendment No. 15, the Schedule 13D filed on November 30, 2005 (the “Original 13D”), which was amended on October 19, 2006 by Amendment No. 1 to the Original 13D (“Amendment No. 1”), on October 30, 2006 by Amendment No. 2 to the Original 13D (“Amendment No. 2”), on February 28, 2007 by Amendment No. 3 to the Original 13D (“Amendment No. 3”), on March 23, 2007 by Amendment No. 4 to the Original 13D (“Amendment No. 4”), on August 9, 2007 by Amendment No. 5 to the Original 13D (“Amendment No. 5”), on August 31, 2007 by Amendment No. 6 to the Original 13D (“Amendment No. 6”), on November 2, 2007 by Amendment No. 7 to the Original 13D (“Amendment No. 7”), on July 17, 2008 by Amendment No. 8 to the Original 13D (“Amendment No. 8”), on October 22, 2008 by Amendment No. 9 to the Original 13D (“Amendment No. 9”), on November 12, 2008 by Amendment No. 10 to the Original 13D (“Amendment No. 10”), on November 24, 2008 by Amendment No. 11 to the Original 13D (“Amendment No. 11”), on December 4, 2008 by Amendment No. 12 to the Original 13D (“Amendment No. 12”), on December 5, 2008 by Amendment No. 13 to the Original 13D (“Amendment No. 13”) and on December 8, 2008 by Amendment No. 14 to the Original 13D (“Amendment No. 14” and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11, Amendment No. 12, and Amendment No. 13, the “Schedule 13D”), and relates to the common stock, par value $0.01 per share (the “Common Stock”), of Loral Space & Communications Inc. (the “Issuer”). Capitalized terms used in this Statement but not defined herein shall have the respective meanings given to such terms in Amendment No. 14.

Page 11 of 19 Pages
Item 4. Purpose of Transaction
     Item 4 is hereby amended to add the following:
     On December 22, 2008, the Court declared the Implementing Order effective in the In re: Loral Space & Communications Inc. Consolidated Litigation. As described in Amendment No. 10, the Implementing Order provides for reformation of the Purchase Agreement to cancel the Preferred Stock purchased by MHR pursuant thereto and issue 9,505,673 shares of Non-Voting Common Stock in lieu thereof and further providing that all other terms of the Purchase Agreement will have no further force or effect.
     On December 23, 2008, pursuant to the Implementing Order, the Issuer (i) filed the New Charter with the Secretary of State of the State of Delaware, (ii) issued 9,505,673 shares of Non-Voting Common Stock to MHR and (iii) cancelled all issued and outstanding shares of Preferred Stock. No investment decision was made with respect to either the shares of Non-Voting Common Stock issued or the shares of Preferred Stock cancelled pursuant to the Implementing Order. The New Charter provides that the Common Stock and Non-Voting Common Stock will be identical and treated equally in all respects, except that the Non-Voting Common Stock has no voting rights (other than as provided in the New Charter or as provided by law).
     After giving effect to the cancellation of the Preferred Stock and the issuance of the Non-Voting Common Stock, MHR may be deemed to be the beneficial owner of (x) 39.4% of the issued and outstanding shares of Common Stock and (y) 58.7% of the total number of issued and outstanding shares of Common Stock plus Non-Voting Common Stock.
     Furthermore, pursuant to the Implementing Order, on December 23, 2008, MHR and the Issuer entered into an amended and restated registration rights agreement (the “New Registration Rights Agreement”) to provide for registration rights for the shares of Non-Voting Common Stock in addition to and substantially similar to the registration rights provided for the shares of Common Stock held by MHR. In addition, the Issuer has agreed in the New Registration Rights Agreement, subject to certain exceptions set forth therein, to file on or before June 1, 2009 a shelf registration statement covering shares of Common Stock and Non-Voting Common Stock held by MHR.
     Also, upon effectiveness of the Implementing Order, the Amended and Restated Bylaws of the Issuer, dated February 27, 2007, were rescinded and the operative bylaws of the Issuer became the Amended and Restated Bylaws (the “New Bylaws”) in the form attached as Exhibit B to the Implementing Order.
     The foregoing discussion of the New Charter, the New Bylaws and the New Registration Rights Agreement are qualified in their entirety by reference to the full text of the New Charter, New Bylaws and New Registration Rights Agreement attached as Exhibits 1 through 3 of Item 7 to this Statement and incorporated into this Item 4 by reference.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended by deleting such Item in its entirety and replacing it with the following:
     The percentages set forth below are calculated based on information contained in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2008, which disclosed that there were 20,287,692 shares of Common Stock outstanding as of October 31, 2008.
     All references to percentage beneficial ownership in Item 1 and this Item 5(a) are calculated by reference only to the shares of Common Stock and without reference to the beneficial ownership of any shares of Non-Voting Common Stock, which are not a class of an “equity security” as defined by Rule 13d-1(i) of the Exchange Act. Reference to the Non-Voting Common Stock in the footnotes to this Item 5(a) are made supplementally and for informational purposes only.
     (a) (i) Master Account may be deemed the beneficial owner of 1,105,6421 shares of Common Stock held for its own account (approximately 5.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
     (ii) Capital Partners (100) may be deemed the beneficial owner of 147,8632 shares of Common Stock held for its own account (approximately 0.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
     (iii) Advisors may be deemed the beneficial owner of 1,253,5053 shares of Common Stock (approximately 6.2% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 1,105,642 shares of Common Stock held for the account of Master Account and (B) 147,863 shares of Common Stock held for the account of Capital Partners (100).
     (iv) Institutional Partners may be deemed the beneficial owner of 2,120,249 shares of Common Stock held for its own account (approximately 10.5% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

Page 12 of 19 Pages
     (v) MHRA may be deemed the beneficial owner of 205,097 shares of Common Stock held for its own account (approximately 1.0% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
     (vi) MHRM may be deemed the beneficial owner of 305,004 shares of Common Stock held for its own account (approximately 1.5% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
     (vii) Institutional Advisors may be deemed the beneficial owner of 2,630,350 shares of Common Stock (approximately 13.0% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 2,120,249 shares of Common Stock held for the account of Institutional Partners, (B) 205,097 shares of Common Stock held for the account of MHRA and (C) 305,004 shares of Common Stock held for the account of MHRM.
     (viii) Institutional Partners II may be deemed the beneficial owner of 958,3364 shares of Common Stock held for its own account (approximately 4.7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
     (ix) Institutional Partners IIA may be deemed the beneficial owner of 2,414,3835 shares of Common Stock held for its own account (approximately 11.9% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).
     (x) Institutional Advisors II may be deemed the beneficial owner of 3,372,7196 shares of Common Stock (approximately 16.6% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (A) 958,336 shares of Common Stock held for the account of Institutional Partners II, and (B) 2,414,383 shares of Common Stock held for the account of Institutional Partners IIA.
     (xi) Institutional Partners III may be deemed the beneficial owner of 722,4447 shares of Common Stock held for its own account (approximately 3.6% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act).

Page 13 of 19 Pages
     (xii) Institutional Advisors III may be deemed the beneficial owner of 722,4448 shares of Common Stock (approximately 3.6% of the total number of shares of Common Stock outstanding calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of 722,444 shares of Common Stock held for the account of Institutional Partners III.
     (xiii) Fund Management may be deemed the beneficial owner of 7,979,0189 shares of Common Stock (approximately 39.3% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners, MHRA, MHRM, Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
     (xiv) Dr. Rachesky may be deemed the beneficial owner of 7,994,01810 shares of Common Stock (approximately 39.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act). This number consists of (a) all of the shares of Common Stock otherwise described in this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors, Institutional Advisors, Institutional Advisors II and Institutional Advisors III, and (b) 15,000 restricted shares of Common Stock, 2,500 of which vested on May 22, 2007, 5,000 of which vested on May 22, 2008, 2,500 of which will vest on May 20, 2009, 2,500 of which will vest on May 22, 2009 and 2,500 of which will vest on May 20, 2010.
     (b) (i) Master Account may be deemed to have (x) the sole power to direct the disposition of 1,105,642 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above, and (y) the sole power to direct the voting of 1,105,642 shares of Common Stock which may be deemed to be beneficially owned by Master Account as described above.
     (ii) Capital Partners (100) may be deemed to have (x) the sole power to direct the disposition of 147,863 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above, and (y) the sole power to direct the voting of 147,863 shares of Common Stock which may be deemed to be beneficially owned by Capital Partners (100) as described above.
     (iii) Advisors may be deemed to have (x) the sole power to direct the disposition of 1,253,505 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above, and (y) the sole power to direct the voting of 1,253,505 shares of Common Stock which may be deemed to be beneficially owned by Advisors as described above.

Page 14 of 19 Pages
     (iv) Institutional Partners may be deemed to have (x) the sole power to direct the disposition of 2,120,249 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners as described above, and (y) the sole power to direct the voting of 2,120,249 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners as described above.
     (v) MHRA may be deemed to have (x) the sole power to direct the disposition of 205,097 shares of Common Stock which may be deemed to be beneficially owned by MHRA as described above, and (y) the sole power to direct the voting of 205,097 shares of Common Stock which may be deemed to be beneficially owned by MHRA as described above.
     (vi) MHRM may be deemed to have (x) the sole power to direct the disposition of 305,004 shares of Common Stock which may be deemed to be beneficially owned by MHRM as described above, and (y) the sole power to direct the voting of 305,004 shares of Common Stock which may be deemed to be beneficially owned by MHRM as described above.
     (vii) Institutional Advisors may be deemed to have (x) the sole power to direct the disposition of 2,630,350 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors as described above, and (y) the sole power to direct the voting of 2,630,350 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors as described above.
     (viii) Institutional Partners II may be deemed to have (x) the sole power to direct the disposition of 958,336 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above, and (y) the sole power to direct the voting of 958,336 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners II as described above.
     (ix) Institutional Partners IIA may be deemed to have (x) the sole power to direct the disposition of 2,414,383 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above, and (y) the sole power to direct the voting of 2,414,383 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners IIA as described above.
     (x) Institutional Advisors II may be deemed to have (x) the sole power to direct the disposition of 3,372,719 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above, and (y) the sole power to direct the voting of 3,372,719 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors II as described above.
     (xi) Institutional Partners III may be deemed to have (x) the sole power to direct the disposition of 722,444 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above, and (y) the sole power to direct the voting of 722,444 shares of Common Stock which may be deemed to be beneficially owned by Institutional Partners III as described above.
     (xii) Institutional Advisors III may be deemed to have (x) the sole power to direct the disposition of 722,444 shares of Common Stock which may be deemed to be beneficially

Page 15 of 19 Pages
owned by Institutional Advisors III as described above, and (y) the sole power to direct the voting of 722,444 shares of Common Stock which may be deemed to be beneficially owned by Institutional Advisors III as described above.
     (xiii) Fund Management may be deemed to have (x) the sole power to direct the disposition of the 7,979,018 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above, and (y) the sole power to direct the voting of 7,979,018 shares of Common Stock which may be deemed to be beneficially owned by Fund Management as described above.
     (xiv) Dr. Rachesky may be deemed to have (x) the sole power to direct the disposition of the 7,994,018 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above, and (y) the sole power to direct the voting of 7,994,018 shares of Common Stock which may be deemed to be beneficially owned by Dr. Rachesky as described above.
     (c) Except as otherwise disclosed herein, there have been no transactions with respect to the shares of Common Stock since the filing of Amendment No. 14 by any of the Reporting Persons.
     (d) (i) The partners of Master Account, including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Master Account in accordance with their partnership interests in Master Account.
     (ii) The partners of Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Capital Partners (100) in accordance with their partnership interests in Capital Partners (100).
     (iii) The partners of Institutional Partners, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners in accordance with their partnership interests in Institutional Partners.
     (iv) The partners of MHRA, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRA in accordance with their partnership interests in MHRA.
     (v) The partners of MHRM, including Institutional Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of MHRM in accordance with their partnership interests in MHRM.
     (vi) The partners of Institutional Partners II, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners II in accordance with their partnership interests in Institutional Partners II.
     (vii) The partners of Institutional Partners IIA, including Institutional Advisors II, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners IIA in accordance with their partnership interests in Institutional Partners IIA.

Page 16 of 19 Pages
     (viii) The partners of Institutional Partners III, including Institutional Advisors III, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of Institutional Partners III in accordance with their partnership interests in Institutional Partners III.
     (e) Not applicable.

     1 In addition, Master Account may be deemed the beneficial owner of 1,089,120 shares of Non-Voting Common Stock held for its own account.
     2 In addition, Capital Partners (100) may be deemed the beneficial owner of 125,922 shares of Non-Voting Common Stock held for its own account.
     3 In addition, Advisors may be deemed the beneficial owner of 1,215,042 shares of Non-Voting Common Stock held for the accounts of Master Account and Capital Partners (100).
     4 In addition, Institutional Partners II may be deemed the beneficial owner of 540,200 shares of Non-Voting Common Stock held for its own account.
     5 In addition, Institutional Partners IIA may be deemed the beneficial owner of 1,360,934 shares of Non-Voting Common Stock held for its own account.
     6 In addition, Institutional Advisors II may be deemed the beneficial owner of 1,901,134 shares of Non-Voting Common Stock held for the accounts of Institutional Partners II and Institutional Partners IIA.
     7 In addition, Institutional Partners III may be deemed the beneficial owner of 6,389,497 shares of Non-Voting Common Stock held for its own account.
     8 In addition, Institutional Advisors III may be deemed the beneficial owner of 6,389,497 shares of Non-Voting Common Stock held for the account of Institutional Partners III.
     9 In addition, Fund Management may be deemed the beneficial owner of all of the shares of Non-Voting Common Stock otherwise described in the footnotes to this Item 5(a) by virtue of Fund Management’s investment management agreement with Master Account, Capital Partners (100), Institutional Partners II, Institutional Partners IIA and Institutional Partners III.
     10 In addition, Dr. Rachesky may be deemed the beneficial owner of all of the shares of Non-Voting Common Stock otherwise described in the footnotes to this Item 5(a) by virtue of Dr. Rachesky’s position as the managing member of each of Fund Management, Advisors, Institutional Advisors II and Institutional Advisors III.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer
     The information set forth in Item 4 above is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
1
Restated Certificate of Incorporation of Loral Space & Communications Inc. dated December 23, 2008 (incorporated by reference to Exhibit 2.1 to Issuer’s Current Report on Form 8-K filed on December 23, 2008).

2	Amended and Restated Bylaws of the Issuer, dated December 23, 2008 (incorporated by reference to Exhibit 2.2 to Issuer’s Current Report on Form 8-K filed on December 23, 2008).

3
Amended and Restated Registration Rights Agreement dated December 23, 2008 by and among Loral Space & Communications Inc. and the Persons Affiliated with MHR Fund Management LLC Listed on the Signature Pages thereof (incorporated by reference to Exhibit 10.1 to Issuer’s Current Report on Form 8-K filed on December 23, 2008).

Page 17 of 19 Pages
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: December 24, 2008	MHR CAPITAL PARTNERS MASTER ACCOUNT LP

	By:	MHR Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR ADVISORS LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL PARTNERS LP

	By:	MHR Institutional Advisors LLC, its General Partner

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS LLC

	By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

Page 18 of 19 Pages

MHR INSTITUTIONAL PARTNERS IIA LP

By:	MHR Institutional Advisors II LLC, its General Partner

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

MHR INSTITUTIONAL ADVISORS II LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Vice President

Page 19 of 19 Pages

MHR FUND MANAGEMENT LLC

By:	/s/ Hal Goldstein

Name: Hal Goldstein Title: Managing Principal

MARK H. RACHESKY, M.D.

By:	/s/ Hal Goldstein, Attorney in Fact